

August 13, 2024

Dane Saglio
Chief Financial Officer
Bullfrog AI Holdings, Inc.
325 Ellington Blvd., Unit 317
Gaithersburg, MD 20878

> **Re: Bullfrog AI Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 7, 2024**
> **File No. 333-281341**

Dear Dane Saglio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.